Exhibit 99.1

i-80 Gold Appoints Richard Young Chief Executive Officer

RENO, Nev., Sept. 18, 2024 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce that Mr. Richard Young has been appointed as Chief Executive Officer and a director effective immediately, succeeding Ewan Downie following his retirement as CEO.

This appointment completes the previously announced succession process. Mr. Downie will also step down as a director of the Company and will continue as an advisor to the Company.

Mr. Young brings extensive financial, development and operational experience to i-80, having previously held senior positions at multiple companies, with increasing responsibilities, over the past several decades. He brings strong experience in Nevada including operational positions with Barrick Gold at its Goldstrike Mine, one of the largest gold mines in North America. Richard was the founder and CEO of Teranga Gold Corporation, playing a key role in its transformation from a single asset producer into a successful low-cost, mid-tier gold producer that was ultimately acquired by Endeavour Mining PLC in 2021 for more than C$2.5 billion. Most recently, Mr. Young served as President and CEO of Argonaut Gold which was acquired by Alamos Gold Inc. in July of 2024.

During his career, Mr. Young has been responsible for implementing award-winning sustainability programs and received the 2008 and 2017 PDAC Sustainability Award, and the 2020 UN Global Compact Canada SDG Accelerator Award.

"I am excited to join i-80, owner of the largest gold and silver resource base in the United States, not owned by a senior gold company. Ewan and the team have assembled an incredible group of projects, that collectively have the potential to create a United States mid-tier gold producer over the next few years. Our focus in the short term will be to more fully assess the portfolio with a vision of developing both the sulfide and oxide deposits." said Mr. Young. "I am pleased that Ewan has agreed to continue to serve as an advisor to the Company on the development and expansion of this already significant portfolio of gold, silver and base metal projects." added Mr. Young.

"I am proud of the platform we have built, a world-class project portfolio situated in one of the world's premier mining jurisdictions where we have realized numerous exploration successes over the past three years.", said Ewan Downie. "Now, with efforts shifting from a focus on exploration to mine development, it is time for a leader with broad development and operational experience to lead the impressive management team at i-80 through its next phase of growth to deliver substantial returns to shareholders."

Ron Clayton, Chairman of the Board of Directors on behalf of the entire Board extends sincere thanks to Mr. Downie for his vision and leadership in building i-80 Gold and are pleased he will continue in an advisory role. "The Board is incredibly pleased we have been able to attract a new CEO of Richard's caliber and skills. We look forward to Richard leading our company in developing our world class assets in one the best districts for mining in the world. Richard is well equipped to lead our team in unlocking the value our assets represent." said Mr. Clayton.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the  Company's potential to create a United States mid-tier gold producer over the next few years, the vision of developing both the sulfide and oxide deposits, unlocking the value of the Company's assets,  Mr. Downie's continued involvement as an advisor, and the Company's other future plans and expectations. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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%CIK: 0001853962

For further information: For further information, please contact: Richard Young - CEO & Director, Ryoung@i80gold.com, 1.416.312.1737; Matthew Gollat - Executive Vice-President, Mgollat@i80gold.com, 1.866.525.6450

CO: i-80 Gold Corp

CNW 06:00e 18-SEP-24